Exhibit 99.1

VIQ Solutions Implements Strategic Integration with Sony Ci, Enhancing Efficiency and Speed of Content Creation for Media Professionals Across the Globe

PHOENIX, ARIZONA, February 22, 2023 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces the seamless integration of VIQ Carbon media platform and Sony Ci Media Cloud to streamline the media production process simplifying content creation.

VIQ Carbon, a cloud-based media content and text workflow platform, was developed to address broadcast production needs, including administrative controls for organizations with complex workflows and a need for a high level of security. The integration of Sony Ci will remove redundant steps and the need to transfer files across system platforms, while allowing the users to remain within the secure infrastructure of Sony Ci.

This integration, the first of its kind, supports the management of a wide variety of content types, including fully integrated captioned video, to support client needs. Media professionals working inside the Sony Ci platform can now utilize VIQ’s self-serve, AI-powered draft document to self-edit or send for a professional verbatim record by VIQ's experienced teams. The text is then delivered back into Sony Ci in tandem with their submitted media files. VIQ, with Sony Ci, has created a self-serve, AI-powered workflow that will positively impact the ease and speed of production and delivery of broadcast content globally.

“As the utilization of VIQ’s Carbon continues to exceed our expectations -- doubling user growth and production volume since October 2022 -- we anticipate this new integration will transform how many media professionals work,” said Elizabeth Pennell, Senior Vice President Media, VIQ Solutions. “The integration with Sony Ci is expected to bolster VIQ's media offering by securely managing synched audio and video recordings for expedited content creation, while seamlessly sharing data between VIQ's Carbon and Sony Ci to create efficiency and speed complex projects.”

As the appetite for digitalization of recorded events increases, technology is required to keep pace with the amount of digital content created every day. Committed to helping media professionals speed content creation, VIQ's AI-based speech-to-text technology increases efficiency, decreases turnaround time, and yields higher transcription accuracy.

For additional information:

Media Contact:

Laura Haggard, Chief Marketing Officer, VIQ Solutions

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the benefits of the integration between VIQ Could and Sony Ci. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s strategy and objectives. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.